SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                             Commission File Number
                                 --------------
                                    001-15783
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
             [ ] Form N-SAR

For Period Ending: November 30, 2004
--------------------------------------------------------------------------------

     [ ]Transition Report on Form 10-K       [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form 20-F       [ ]Transition Report on Form N-SAR
     [ ]Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant CASH TECHNOLOGIES, INC.
--------------------------------------------------------------------------------

Former name if applicable:
                          ------------------------------------------------------

Address of principal executive office (Street and number) 1434 West 11th
                                                          ----------------------

Street City, State and Zip Code Los Angeles, Ca 90015
                                ------------------------------------------------

                         PART II. RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

                  Cash Technologies, Inc. (the "Company") is unable to file its Form 10QSB for the period ended November 30, 2004 without unreasonable expense and effort due to its inability to finish the required financial statements for the period with sufficient time for management to review the financial statements and to prepare the management discussion and analysis and to review the filing with its independent accountants. The delay is caused by the consolidation of the newly formed subsidiary TAP Holdings, LLC which acquired Tomco Auto Products on November 5, 2004.



                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

       Edmund King                  (213)             745-2000
--------------------------------------------------------------------------------
        (Name)                  (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes     [ ]  No



         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes     [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Cash Technologies, Inc.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)


                             CASH TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 14, 2005                            By  /s/ EDMUND KING
    -------------------------------------------     -------------------------
                                                    Chief Financial Officer

ADDITIONAL INFORMATION AND EXPLANATION REGARDING PART IV RESPONSE 3.

         The Company completed numerous private offerings of equity securities of $540,000 in gross proceeds during the period ended November 30, 2004. As a result, the Company expects to reflect the issuance of the equity of this issuance in its financial statements for this period, which were not in existence during the similar prior periods. In addition, for the period ended November 30, 2004 the Company had net revenue of $9,058 as compared to none for the period ended November 30, 2003. At November 30, 2004 its total liabilities were approximately $10.3 million as compared to approximately $9.6 million in the corresponding period of 2003. In addition the Company in its consolidation of TAP Holdings, LLC's financials will recognize net revenues of approximately $500,000 and additional liabilities of $2,500,000 both of which cannot be further quantified due to the fact that the financials for TAP Holdings, LLC have yet to be completed for the period ended November 30, 2004.

         On November 5, 2004 that TAP Holdings, LLC ("TAP") a majority-owned subsidiary of the Company completed the acquisition of certain assets and liabilities of Tomco Auto Products, Inc. ("Tomco") for $2.5 million. Cash Tech will recognize approximately $5.5 million in extraordinary (non- cash) income and a corresponding reduction in the company's negative shareholders equity. As a result, the company expects to report a profit for the current fiscal quarter ending November 30, 2004.